UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63713/January 13, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14151

In the Matter of	:	
	:	
APEX CAPITAL GROUP, INC.,	:	ORDER POSTPONING HEARING,
APPLIED CARBON TECHNOLOGY, INC.	:	STAYING PROCEEDING AS TO
(N/K/A MERCHANT CAPITAL GROUP, INC.),	:	ONE RESPONDENT, AND
ARDEO PLC,	:	MAKING FINDINGS AND
ASIA FIBER HOLDINGS LTD., and	:	REVOKING REGISTRATIONS BY
ATLAS CONSOLIDATED MINING &	:	DEFAULT AS TO THREE
DEVELOPMENT CORP.	:	RESPONDENTS

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 6, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports. A hearing is currently scheduled for January 18, 2011, at 9:30 a.m. EST.

The Division of Enforcement (Division) advises that it has received a signed Offer of Settlement from Respondent Ardeo PLC. The proceeding will be stayed as to Ardeo PLC to permit the Commission an opportunity to consider the Offer of Settlement. See 17 C.F.R. § 201.161(c)(2). This stay will remain in effect, provided that the Division submits the offer to the Commission within twenty business days. See 17 C.F.R. § 201.161(c)(2)(i). The Division shall notify me if it fails to meet this deadline or if the Commission rejects the Offer of Settlement and the stay shall lapse. See 17 C.F.R. § 201.161(c)(2)(ii).

The Office of the Secretary and the Division have provided evidence that Respondents Apex Capital Group, Inc. (Apex Capital), Applied Carbon Technology, Inc. (n/k/a Merchant Capital Group, Inc.) (Applied Carbon), and Asia Fiber Holdings Ltd. (Asia Fiber) were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by December 18, 2010. As of this date, there is no proof of service of the OIP on Respondent Atlas Consolidated Mining and Development Corp. (Atlas Consolidated). The last tracking information provided by U.S. Postal Service is from December 11, 2010, and shows only that the OIP mailing left the United States.

The hearing will be postponed while the Division attempts to complete service on Atlas Consolidated. By February 25, 2011, if the Division is unable to complete service, then it shall file a status report outlining what efforts it intends to take in order to achieve service on Atlas Consolidated; or, in the alternative, advising that it intends to have the proceeding dismissed without prejudice as to Atlas Consolidated, cf. Richard Cannistraro, 53 S.E.C. 388 (1998), or to file a motion pursuant to 17 C.F.R. § 200.30-10(a)(8).[1]

Answers from Apex Capital, Applied Carbon, and Asia Fiber were due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b). These Respondents were put on notice in the OIP that failure to file an Answer may be grounds for finding them in default. Since none of these three Respondents have filed Answers or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of the public official records found in the Commission's EDGAR database of each Respondent discussed below. See 17 C.F.R. §§ 201.155(a), .323.

Apex Capital (CIK No. 1086141) is a revoked Nevada corporation located in Shenyang City, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Apex Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $78,701 from its inception on January 25, 1996.

Applied Carbon (CIK No. 833186) is an Ontario corporation located in Montreal, Quebec, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Applied Carbon is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1995.

Asia Fiber (CIK No. 357434) is a void Delaware corporation located in Kowloon, Hong Kong, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Asia Fiber is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2002, which reported a net loss of over $3.17 million for the prior six months. Asia Fiber's stock (symbol AFBR) has previously traded on the over-the-counter markets.

In addition to their repeated failures to file timely periodic reports, these three Respondents have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1, 13a-13, and 13a-16 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission

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[1] February 25, 2011, will be more than eighty days after December 6, 2010, the date the Commission issued the OIP.

current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports; Rule 13a-13 requires issuers that file annual reports on Form 10-K to file quarterly reports on Form 10-Q; and Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports under cover of Form 6-K. 17 C.F.R. §§ 240.13a-1, -13, -16. These Form 6-K reports must be transmitted promptly after the information contained therein "is made public by the issuer, by the country of its domicile or under the laws of which it was incorporated or organized, or by a foreign securities exchange with which the issuer has filed the information." 17 C.F.R. § 240.13a-16.

As a result of the foregoing, Apex Capital, Applied Carbon, and Asia Fiber failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of these Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Apex Capital Group, Inc., Applied Carbon Technology, Inc. (n/k/a Merchant Capital Group, Inc.), and Asia Fiber Holdings Ltd. are hereby REVOKED;

IT IS FURTHER ORDERED THAT, the proceeding is STAYED as to Respondent Ardeo PLC, pending the Commission's consideration of its Offer of Settlement;

IT IS FURTHER ORDERED THAT, on or before February 25, 2011, the Division of Enforcement shall file a status report regarding its attempts to serve, or seeking alternative disposition of the proceeding as to, Atlas Consolidated Mining and Development Corp.; and

IT IS FURTHER ORDERED THAT, the hearing scheduled for January 18, 2011, is POSTPONED and a telephonic prehearing conference will be held on February 28, 2011, at 11:00 a.m. EST.

Robert G. Mahony
Administrative Law Judge